KH 2/5

14041069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2014
WASH, D.C.
191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Executive Drive
(No. and Street)

Edgewood (City) NY (State) 11717-8382 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (6-02)

KH 2/5

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Broadridge Business Process Outsourcing, LLC, (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2014 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax 8/7/2014

Signature Date

Chief Financial Officer, Vice President and Treasurer

Title

Camelia Pozsonyi

Notary Public

CAMELIA POZSONYI
Notary Public, State Of New York
No. 01PO6059006
Qualified In Queens County
Commission Expires 07/19/2015

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014
(Dollars in thousands)

ASSETS		
Cash	$	22,580
Cash segregated for regulatory purposes (Note 7)		1,201
Accounts receivable, net of $0 allowance for doubtful accounts		28,321
Receivable from Affiliates (Notes 2, 5 and 7)		532
Other assets (Note 3)		4,143
TOTAL ASSETS	$	56,777
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities (Note 4)	$	4,356
Payable to affiliate, net (Notes 2, 5 and 7)		1,445
Administrative fees payable to an affiliate (Notes 2, 5 and 7)		17,860
Restructuring liabilities (Note 6)		4,842
Deferred revenues		3,778
TOTAL LIABILITIES		32,281
COMMITMENTS AND CONTINGENCIES (Note 6)		
MEMBER'S EQUITY		24,496
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	56,777

See notes to the statement of financial condition.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company, and is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry. During the year ended June 30, 2014, the Company moved its headquarters from Lake Success, New York to Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company classifies its operations into the following two reportable segments:

- ***Mutual Fund Retailing*** — The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of trades of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, broker dealers and registered investment advisers throughout the United States. In this capacity, the Company is the broker-dealer of record.

- ***Operations Outsourcing*** — The Company also provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation — The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 5, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration in reviewing the accompanying Statement of Financial Condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future, and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions during the reporting period that affect the reported amounts in the Statement of Financial Condition and accompanying

notes. Significant estimates include the outcome of litigation, accrued bonuses, allowance on accounts receivable and accrued revenue. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits. Cash equivalents include certain highly liquid investments with original maturities of 90 days or less. At June 30, 2014 the Company had no cash equivalents.

Affiliate Transaction Balances and Settlement – The Company receives and provides services from and to various Broadridge business units. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these receivables from and payables to the businesses are disclosed on a net basis in the Statement of Financial Condition as Payable to affiliates, net.

Allowance on Accounts Receivable – The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors.

Deferred Client Conversion and Start-Up Costs — For the Company's operations outsourcing segment, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized over the service term of the contract, which commences after client acceptance and when the processing term begins.

Income Taxes — The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of Broadridge and no liability for income taxes has been recorded in the accompanying Statement of Financial Condition.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments which can materially affect amounts recognized in its Statement of Financial Condition.

New Accounting Pronouncements — In December 2013, the FASB issued ASU 2013-12, *Definition of a Public Business Entity*. The ASC includes multiple definitions of the terms nonpublic entity and public entity. The amendment in this ASU improves U.S.GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. There is no actual effective date for this ASU. The Company is considered as a public business entity under ASU 2013-12.

Subsequent Events — The Company has reviewed events that have occurred after June 30, 2014 through the date the Statement of Financial Condition was available to be issued. The Company had no material subsequent events requiring adjustment or disclosure.

3. Other Assets

Other assets consisted of the following as of June 30, 2014:

	June 30, 2014 (Dollars in millions)
Deferred conversion costs, net of accumulated amortization of $0.8	$ 1.3
Deferred client concession, net of accumulated amortization of $0.1	1.8
Fixed assets, net of accumulated depreciation of $2.1	0.5
Prepaid expenses	0.4
Deposit with clearing organization	0.1
Total other assets	$ 4.1

4. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of June 30, 2014:

	June 30, 2014 (Dollars in millions)
Accounts payable and accrued expenses	1.3
Accrued bonus	3.1
Total accrued expenses and other liabilities	$ 4.4

5. Related Party Balances

Capital Contributions and Dividends

During the year ended June 30, 2014, Broadridge made $3.5 million of cash contributions to the Company. Additionally, Broadridge charged the Company for its share of stock-based compensation and certain facilities related costs. The Company treated such costs as capital contributions as there is no intent to repay Broadridge. During the year ended June 30, 2014 the Company made dividend payments of $1.2 million to Broadridge.

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. As of June 30, 2014, the Company had a payable of $17.9 million related to such fees.

Payable to Affiliate, net - As of June 30, 2014, net amounts outstanding to an affiliate of $1.4 million are reflected in the Statement of Financial Condition and consist of the following:

	June 30, 2014 (Dollars in millions)
Receivable from Affiliates	$ 0.5
Payables to Affiliate - Payroll and Accounts Payable	(2.5)
Payables to Affiliate - Other Services and Allocations	(3.8)
Outsourcing Receivables from Affiliate	4.9
Payable to Affiliate, net	$ (1.4)

Receivable from Affiliates consists of mutual fund retailing receivables from related entities. These receivables are not settled net against the Company's administrative fees and operations outsourcing intercompany payables and do not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Outsourcing Receivables from Affiliate primarily represents outsourcing receivables that will be collected by Broadridge on behalf of the Company and then remitted to the Company.

6. Commitments and Contingencies

Leases — The Company leases office space in Lake Success, New York under a non-cancelable operating lease agreement with a third party, that has initial non-cancelable terms in excess of one year and which expire through 2016. The operating lease is subject to escalation based on increases in costs incurred by the lessor. The leased space supported the Company's operations as well as Broadridge's corporate headquarters. The Company exited its share of the facility in June 2014 (see below under Restructuring Liabilities). The Company also leases office equipment under several non-cancelable operating leases expiring through 2016. At June 30, 2014, the non-cancelable contractual operating leases with third parties had the following minimum lease commitments: *(dollars in millions)*:

2015	0.6
2016	0.2
	$ 0.8

Restructuring Liabilities – During the year ended June 30, 2014, the Company restructured its operations by executing a plan to exit its facilities in Lake Success, New York and relocate associates to another Broadridge facility. The Company also affected a plan to involuntarily terminate employees. As of June 30, 2014, the Company has liabilities relating to these actions of $3.9 million for the facility and $0.9 million for employee termination on the Statement of Financial Condition.

Litigation — From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of June 30, 2014, the Company is unaware of any pending or threatened litigation, the resolution of which would have a material impact on its financial statements. Additionally, there are no open regulatory examinations.

Concentration Risk —Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk

Guarantees - The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if another member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable and could exceed the $0.1 million of cash it has posted as collateral. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried on the statement of financial condition for this transaction.

7. Regulatory Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2014, the Company had net capital of approximately $9.5 million, which exceeded the minimum requirement by approximately $9.2 million.

In addition, the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which requires the Company to maintain minimum net capital of $4.6 million. As of June 30, 2014, the Company's net capital exceeded the OCC minimum requirement by approximately $4.9 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"), and as such computes a customer reserve computation and a proprietary accounts of brokers, or "PAB" reserve computation.

At June 30, 2014 cash of $1.0 million and $0.2 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAB, respectively, exceeding actual requirements by $1.0 million and $0.2 million, respectively, in accordance with Rule 15c3-3.

The Company treats the portion of its mutual fund retail fees receivable that is offset by administrative fees payable to an affiliate as an allowable asset, in accordance with Rule 15c3-1, as the Company's liability for the administrative fees payable to an affiliate is limited solely to the proceeds of its mutual fund retail fees receivable, and by contract, its payment of the administrative fees payable to an affiliate is waived until the Company is in receipt of its mutual fund receivables (see Notes 2 and 5).

8. Financial Data by Segment

The Company classifies its operations into the following two reportable segments: (1) Mutual Fund Retailing and (2) Operations Outsourcing. See Note 1, "Organization" for a further discussion of the Company's reportable segments. Selected financial data for the Company's reportable segments as of and for the year ended June 30, 2014 are as follows (dollars in millions):

	Mutual Fund Retailing	Operations Outsourcing	Total
Assets	31.3	25.5	56.8

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